Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

FOR IMMEDIATE RELEASE Sept. 1, 2005	Media Contacts: Peter Thonis, Verizon Communications 212-395-2355 peter.thonis@verizon.com Brad Burns, MCI 800-644-NEWS bradford.burns@mci.com

MCI to Commence Mailing of Proxy Materials

in Connection With Pending Verizon/MCI Merger

NEW YORK and ASHBURN, Va. – Verizon Communications Inc. (NYSE:VZ) and MCI, Inc. (NASDAQ: MCIP) announced today that MCI will commence mailing proxy materials in connection with the special meeting of MCI shareholders to be held at MCI headquarters on Thursday, Oct. 6, at 10 a.m. EDT for the purpose of voting upon the approval and authorization of the previously announced Verizon/MCI merger agreement. MCI headquarters is located at 22001 Loudoun County Parkway, Ashburn, Va.

Verizon/MCI News Release, page 2

The matters to be considered at the special meeting are more fully described in the proxy materials filed by MCI with the SEC today and expected to be mailed to MCI shareholders beginning tomorrow.

Verizon has filed a registration statement on Form S-4 with the SEC. The registration statement includes a proxy statement and prospectus, and a proxy card that MCI will send to its stockholders to vote on the merger. The registration statement also registers the shares of Verizon common stock to be delivered to MCI stockholders at the closing of the merger.

Investors and security holders are encouraged to read the proxy materials in their entirety because they contain important information about the merger. Copies of the proxy materials are available on the U.S. Securities and Exchange Commission’s Web site at www.sec.gov. In addition, the proxy materials are also available on the Investor Relations section of MCI’s Web site at www.mci.com, the Investor Relations section of Verizon’s Web site at www.verizon.com, or can be obtained by contacting MacKenzie Partners, Inc., toll-free at (800) 322-2885, collect at (212) 929-5500 or by e-mail at proxy@mackenziepartners.com.

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of 214,000 in four business units: Domestic Telecom provides customers based in 28 states with wireline and other telecommunications services, including broadband. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 47.4 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

MCI, Inc. (NASDAQ: MCIP) is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With one of the most expansive global IP backbones and wholly-owned data networks, MCI develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to http://www.mci.com.

####

Verizon/MCI News Release, page 3

VERIZON’S ONLINE NEWS CENTER: Verizon news releases, executive speeches and biographies, media contacts, high quality video and images, and other information are available at Verizon’s News Center on the World Wide Web at www.verizon.com/news. To receive news releases by e-mail, visit the News Center and register for customized automatic delivery of Verizon news releases.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.